Mail Stop 4561

January 17, 2008

<u>Via U.S. Mail and Facsimile 216.263.6208</u>

Mr. Thomas G. Smith
Executive Vice President, Chief Financial Officer and Secretary
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

>   **Re: Forest City Enterprises, Inc.**
>   **Form 10-K for the fiscal year ended January 31, 2007**
>   **Filed March 28, 2007**
>   **File No. 001-04372**

Dear Mr. Smith:

　　　We have completed our review of the above referenced filing and have no further comments at this time.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　Kevin Woody
　　　　　　　　　　　　Accounting Branch Chief